Exhibit 99.1

Yingli Green Energy Announces Preliminary Estimates of Certain Financial Results for Fourth Quarter and FY2013

— Expects to announce fourth quarter and full year 2013 unaudited financial results on March 18,2013

Baoding, China, March 4, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the world’s largest vertically integrated photovoltaic (“PV”) manufacturer, known as “Yingli Solar”, today announced its preliminary estimates of certain financial results for the quarter and full year ended December 31, 2013.

Based upon preliminary data, the Company now estimates its PV module shipment in the fourth quarter of 2013 increased by 11% to 12% from the third quarter of 2013, which is better than its previous guidance of a mid-to-high single digit percent increase. The Company also reiterates its PV modules shipment guidance of 3.2GW to 3.3GW for fiscal year 2013.

Additionally, the Company estimates its overall gross margin in the fourth quarter of 2013 to be in the range of 12% to 13%, compared with its previous guidance of 14% to 16%, primarily due to the year-end tax adjustment as a result of the implementation of the revised VAT exemption, offset and refund policy, together with the disposal of low efficiency PV cell inventory. Excluding the year-end tax adjustment and disposal of PV cell inventory, gross margin for sale of PV modules is expected to be in the range of 14% to 15% in the fourth quarter of 2013.

The Company will schedule a conference call and live webcast to discuss its unaudited financial results for the quarter and full year ended December 31, 2013 at 8:00 AM Eastern Standard Time (EST) on March 18, 2014, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

— U.S. Toll Free Number: +1-866-519-4004

— International Dial-in Number: +1-845-675-0437

— Passcode: 50057952

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until April 18, 2014 by dialing:

— U.S. Toll Free Number: +1-855-452-5696

— International Dial-in Number: +1-646-254-3697

— Passcode: 50057952

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 7,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com